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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          RENAISSANCE HOTEL GROUP N.V.
                           (NAME OF SUBJECT COMPANY)

                          RENAISSANCE HOTEL GROUP N.V.
                      (NAME OF PERSON(S) FILING STATEMENT)

                               ----------------

          COMMON STOCK, PAR VALUE 0.01 NETHERLANDS GUILDERS PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  N73689 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                ROBERT W. OLESEN
             EXECUTIVE MANAGING DIRECTOR, EXECUTIVE VICE PRESIDENT
                          AND CHIEF FINANCIAL OFFICER
                      C/O RENAISSANCE HOTELS INTERNATIONAL
                             29800 BAINBRIDGE ROAD
                               SOLON, OHIO 44139
                                 (216) 498-9090
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:
                             STEPHAN H. HAIMO, ESQ.
                         STROOCK & STROOCK & LAVAN LLP
                                180 MAIDEN LANE
                         NEW YORK, NEW YORK 10038-4982
                                 (212) 806-5400

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

                                SCHEDULE 14D-9

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Renaissance Hotel Group N.V., a Netherlands limited liability company ("Renaissance" or the "Company"), and the address of the principal executive offices of the Company is 17th Floor, New World Tower II, 18 Queen's Road, Central, Hong Kong. The Company's United States headquarters and primary shareholder relations office is located at c/o Renaissance Hotels International, 29800 Bainbridge Road, Solon, Ohio 44139. The title of the class of equity securities to which this statement relates is the Common Stock, par value 0.01 Netherlands Guilders per share (the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to the tender offer disclosed in a Schedule 14D-1 dated February 24, 1997 by Marriott International, Inc., a Delaware corporation ("Marriott"), to purchase all outstanding Shares, at a price per Share of $30.00, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 24, 1997 and in the related Letter of Transmittal (which together constitute the "Offer"). The Offer states that the address of the principal executive offices of Marriott are located at 10400 Fernwood Road, Bethesda, Maryland 20817.

  The Offer is being made pursuant to an Acquisition Agreement dated as of February 17, 1997 (the "Acquisition Agreement") by and between Marriott and the Company. The Acquisition Agreement is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Except as described below in this Item 3(b) or incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and actual or potential conflicts of interest, between the Company or its affiliates and
(i) the Company, its executive officers, directors or affiliates or (ii) Marriott, its executive officers, directors or affiliates.

  Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described on pages 11-13 and 27-29 of the Company's Annual Report on Form 20-F for the fiscal year ended June 30, 1996 (the "Form 20-F") in the sections entitled "Item 1. DESCRIPTION OF BUSINESS--Management Agreements--Affiliated-Party Management Agreements," "Item 4. CONTROL OF REGISTRANT," "Item 11. COMPENSATION OF DIRECTORS AND OFFICERS," "Item 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES" and "Item 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS." Pages 11-13 and 27-29 of the Form 20-F are filed as Exhibit 2 hereto and are incorporated herein by reference.

  1. TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

  Following is a description of certain termination of employment and change of control arrangements which were established by the Company and its subsidiaries in January 1997 in light of the proposed sale of the Company as then contemplated by the Letter of Intent with Doubletree Corporation ("Doubletree") described herein under Item 4(b):

  Change of Control Agreements. On January 10, 1997, the Company and certain of its subsidiaries entered into change of control agreements (the "Change of Control Agreements") with three senior executive officers of the Company (collectively, the "Senior Executives"). A copy of the form of the Change of Control Agreements is filed as Exhibit 5 hereto and is incorporated herein by reference.

  The Change of Control Agreements generally provide that if any of the Senior Executives' employment with the Company or its subsidiaries is terminated for any reason other than Cause (as defined below) within two years after a Change of Control (as defined below), such Senior Executive will be entitled to a lump sum payment upon such termination of employment. A "Change of Control" is defined in the Change of Control Agreements as the first to occur of the following events: (a) the sale or other divestiture of all or substantially all of the assets of the Company or its subsidiaries; (b) the acquisition by any person or affiliated group of persons of more than 50% of the outstanding common stock of the Company or of its subsidiaries; or (c) a change in the composition of the Company's Board of Managing Directors such that a majority of the Company's Board of Managing Directors is not comprised of persons affiliated with or employed by New World Group Members (as such term is defined in the Company's prospectus with respect to its September 1995 initial public offering). The consummation of the Offer will constitute a Change of Control under the Change of Control Agreements. "Cause" is defined in the Change of Control Agreements as any act or any failure to act on the part of the Senior Executive which constitutes a felony for which such Senior Executive is convicted or pleads nolo contendere.

  The Senior Executives are entitled to receive the same benefits if, within two years following a Change of Control, the Senior Executives terminate their employment for "Good Reason" as defined in the Change of Control Agreements, which includes the following: (a) any limitation of the Senior Executives' responsibilities or duties, or any demotion in the Senior Executives' positions; (b) any removal of the Senior Executives from, or failure to re-elect the Senior Executives to, any of the positions with the Company or its subsidiaries held by the Senior Executives; (c) any reduction in the Senior Executives' annual base salary or fringe benefit coverages; (d) any detrimental change in the Senior Executives' bonus entitlement or in the formula or method of calculation of such bonus; (e) any change in the Senior Executives' travel obligations; or (f) any change in the Senior Executives' principal work location or the location of the Senior Executives' primary work group by more than 35 miles from such Senior Executives' or work groups' current location.

  The Change of Control Agreements also contain a provision which provides that, to the extent that any payment to a Senior Executive (under the Change of Control Agreement or otherwise) constitutes an excess parachute payment under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), the Company or its subsidiaries will make a gross-up payment to such individual in an amount necessary to enable such individual to pay the excise tax (and any interest and penalties thereon and any income and excise taxes thereon) with respect to such excess parachute payment and such gross-up payment.

  In addition, the Company has an employment agreement with another senior executive officer of the Company which was entered into in May 1996 and provides that if such executive officer terminates his employment with the Company at any time during the one year period after a Change of Control, he will be entitled to receive a lump sum payment upon such termination of employment equal to the salary which he would have received over the remaining term of his agreement, as well as certain disability and health benefits.

  The aggregate of the maximum amounts payable under the above arrangements with the Senior Executives and such other executive officer is approximately $2,723,000 (exclusive of any gross-up payments).

  Severance Plan. On January 10, 1997, the Company and certain of its subsidiaries adopted the Renaissance Hotel Group N.V. Key Employee Severance Plan (the "Severance Plan"), covering all Senior Vice Presidents and Vice Presidents of the Company and its subsidiaries other than the Senior Executives (the "Executives"). A copy of the form of the Severance Plan is filed as Exhibit 6 hereto and is incorporated herein by reference.

  The Severance Plan generally provides that if an Executive's employment with the Company or its subsidiaries is terminated for any reason other than Cause within two years after a Change of Control, the Executive will be entitled to a lump sum payment upon such termination of employment equal to 2.4 times such individual's gross annual base salary at the rate in effect on the date of such Change of Control. The Executive would receive the same benefits if, within two years following a Change of Control, he terminates his employment for Good Reason.

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

  The Severance Plan also contains a provision which provides that, to the extent that any payment to an Executive (under the Severance Plan or otherwise) constitutes an excess parachute payment under Section 280G of the Code, the Company or its subsidiaries will make a gross-up payment to such individual in an amount necessary to enable such individual to pay the excise tax (and any interest and penalties thereon and any income and excise taxes thereon) with respect to such excess parachute payment and such gross-up payment.

  Stay Bonus Plan. On January 10, 1997, the Company and certain of its subsidiaries adopted the Renaissance Hotel Group N.V. Executive Stay Bonus Plan (the "Stay Bonus Plan"). A copy of the Stay Bonus Plan is filed as
Exhibit 7 hereto and is incorporated herein by reference.

  Pursuant to the Stay Bonus Plan, those executive officers and other employees whose management and individual performance have a direct impact on achieving the Company's objectives in connection with a planned change of control and who are selected by the Board of Managing Directors of the Company, upon the recommendation of management, the Chairman of the Board or the Compensation Committee of the Board, to participate in the Stay Bonus Plan will share in a bonus pool of a total of $1 million. Participants in the Stay Bonus Plan generally will be entitled to receive their respective bonuses if they continue in employment with the Company or its subsidiaries until the consummation of a Change of Control.

  Stock Options and 401(k) Plans. On January 10, 1997, the Compensation Committee of the Company's Board of Managing Directors adopted a resolution providing that all stock options held under the Renaissance Hotel Group N.V. Amended and Restated 1995 Stock Option Plan will become fully vested upon a Change of Control of the Company. Pursuant to the Acquisition Agreement, upon such vesting, Marriott will pay to the holder of each outstanding stock option, the difference between the Offer Price and the exercise price of such stock option, unless Marriott and the holder of the stock option otherwise agree in writing. See discussion under "The Acquisition Agreement--Company Stock Options" below. In addition, any nonvested benefits under the Renaissance Hotels & Resorts 401(k) Plan and the Renaissance Hotels Senior Executive Supplemental 401(k) Plan become fully vested upon a Change of Control and certain provisions to prevent adverse changes to the amount, form or timing of benefit payments under the Supplemental 401(k) Plan and the Renaissance Hotels Deferred Incentive Plan become effective upon a Change of Control.

  2. THE ACQUISITION AGREEMENT

  The following is a summary of certain portions of the Acquisition Agreement, a copy of which is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. Such summary is not intended to be complete and is qualified in its entirety by reference to the Acquisition Agreement.

  The Offer. The Acquisition Agreement provides for the making of the Offer by Marriott. Subject only to the conditions described below under "Conditions to Offer," Marriott has agreed to accept for payment and pay for all Shares tendered pursuant to the Offer as soon as practicable following the expiration of the Offer. Without the written consent of the Company (such consent to be authorized by the Board of Managing Directors of the Company or a duly authorized committee thereof), Marriott shall not (i) decrease the Offer Price or change the form of consideration payable pursuant to the Offer (other than as set forth below), (ii) decrease the number of Shares sought or extend the Offer (other than as set forth below), or (iii) impose any additional conditions or amend any condition of the Offer in any manner adverse to the holders of the Shares; provided, however, that if on the scheduled expiration date of the Offer (as it may be extended), all conditions to the Offer shall not have been satisfied or waived, the Offer may be extended by Marriott from time to time to permit the satisfaction of such conditions until termination of the Acquisition Agreement, without the consent of the Company, to permit satisfaction of such conditions. In addition, Marriott may, without the consent of the Company, increase the Offer Price and extend the Offer to the extent required by law.

  The obligation of Marriott to accept for payment and pay for Shares tendered pursuant to the Offer is subject to (i) there being, at the expiration of the Offer, validly tendered and not withdrawn that number of Shares which represent at least ninety percent (90%) of the capital stock entitled to vote and then outstanding (the "Minimum Condition") and (ii) the satisfaction of certain other conditions set forth below under "Conditions to Offer."

  Recommendation. In the Acquisition Agreement, the Company consents to the Offer and states that the Board of Managing Directors has unanimously (i) determined that the Offer is fair to and in the best interests of the stockholders of the Company, (ii) approved the Acquisition Agreement and the transactions contemplated thereby and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares thereunder to Marriott.

  Conditions to Offer. Notwithstanding any other provisions of the Offer, Marriott shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (relating to Marriott's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restrictions referred to above, the payment for, any tendered Shares, and may amend the Offer consistent with the terms of the Acquisition Agreement and the Offer or terminate the Offer if (i) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), has not expired or terminated prior to the expiration of the Offer, (ii) the Minimum Condition has not been satisfied or (iii) at any time on or after February 17, 1997 and at or before the time of acceptance of Shares for payment pursuant to the Offer, any of the following events shall occur:

              (A) there shall have occurred any change, event, occurrence or circumstance in the business, operations, properties, financial condition or results of operations of the Company or any of its subsidiaries which, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect (as defined below) (except for changes, events, occurrences or circumstances with respect to general economic or industry conditions);

              (B) any governmental entity or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which (1) makes the acceptance for payment of, or the payment for, some or all of the Shares illegal or otherwise prohibits or restricts consummation of the Offer, (2) imposes material limitations on the ability of Marriott to acquire or hold or to exercise any rights of ownership of the Shares, or effectively to manage or control the Company and its business, assets and properties or (3) has had or is reasonably likely to have a Company Material Adverse Effect; provided, however, that the parties shall use all commercially reasonable efforts to cause any such decree, judgment or other order to be vacated or lifted;

              (C) the representations and warranties of the Company set forth in the Acquisition Agreement shall not (i) have been true and correct in any material respect on the date of the Acquisition Agreement or (ii) be true and correct in any respect as of the expiration date of the Offer (as such date may be extended) as though made on or as of such date or the Company shall have breached or failed in any respect to perform or comply with any material obligation, agreement or covenant required by the Acquisition Agreement to be performed or complied with by it except, in each case with respect to clause (ii), (x) for changes specifically permitted by the Acquisition Agreement and (y) (A) for those representations and warranties that address matters only as of a particular date which are true and correct as of such date or (B) where the failure of representations and warranties (without regard to materiality qualifications therein contained) to be true and correct, or the performance or compliance with such obligations, agreements or covenants, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

              (D) the Acquisition Agreement shall have been terminated in accordance with its terms;

              (E) it shall have been publicly disclosed or Marriott shall have learned that any person, entity or "group" (as that term is defined in Section 13(d)(3) of the Exchange Act), other than Marriott or its affiliates, shall have acquired beneficial ownership (as determined pursuant to Rule 13d-3 of the Exchange
            Act) of 20% or more of the Shares, or shall have entered into a definitive agreement with the Company with respect to a tender offer or exchange offer for any Shares or merger, consolidation or other business combination with or involving the Company or any of its subsidiaries;

              (F) the Board of Managing Directors of the Company shall have withdrawn or modified in a manner adverse to Marriott its approval or recommendation of the Offer, shall have recommended to the Company's stockholders another offer or shall have adopted any resolution to effect any of the foregoing;

              (G) any of the consents, approvals, authorizations, orders or permits required to be obtained by the Company, Marriott, or their respective subsidiaries in connection with the Offer from, or filings or registrations required to be made by any of the same prior to the consummation of the Offer with, any governmental entity in connection with the execution, delivery and performance of the Acquisition Agreement shall not have been obtained or made or shall have been obtained or made subject to conditions or requirements, except (i) where the failure to have obtained or made any such consent, approval, authorization, order, permit, filing or registration or such conditions or requirements could not reasonably be expected to (1) have a Company Material Adverse Effect or a Marriott Material Adverse Effect (as defined below), or (2) impose material limitations on the ability of Marriott to acquire or hold or to exercise any rights of ownership of the Shares, or effectively to manage or control the Company and its business, assets and properties and (ii) for any such consent, approval, authorization, order, permit, filing or registration related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages; or

              (H) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, Inc., (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (3) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States and having had or being reasonably likely to have a Company Material Adverse Effect or materially adversely affecting (or materially delaying) the consummation of the Offer, (4) any limitation or proposed limitation (whether or not mandatory) by any United States or Dutch governmental authority or agency, or any other event, that materially adversely affects generally the extension of credit by banks or other financial institutions, (5) from the date of the Acquisition Agreement through the date of termination or expiration of the Offer, a decline of at least 25% in the Standard & Poor's 500 Index or (6) in the case of any of the situations described in clauses (1) through (5) inclusive, existing at the date of the commencement of the Offer, a material acceleration, escalation or worsening thereof;

which, in the reasonable judgment of Marriott, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payments.

  The above-described conditions are for the sole benefit of Marriott and may be asserted by Marriott regardless of any circumstances giving rise to any condition and may be waived by Marriott, in whole or in part at any time and from time to time in the sole discretion of Marriott. The failure by Marriott (or any affiliate of Marriott) at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

  Termination. Pursuant to the terms of the Acquisition Agreement, the Acquisition Agreement may be terminated and the Offer may be abandoned at any time prior to consummation of the Offer: (a) by mutual consent of Marriott and the Company; or (b) by action of the Board of Directors of either Marriott or the Company if: (i) (x) the Closing Date (as defined in the Acquisition Agreement) shall not have occurred on or before June 30, 1997 (provided that the right to terminate the Acquisition Agreement under this clause (i) is not available to any party whose breach of any representation or warranty or failure to fulfill any covenant or agreement under the Acquisition Agreement was the cause of or resulted in the failure of the Offer to be consummated on or before such date); or (y) the Offer shall have expired or been terminated and Marriott shall not have purchased any Shares pursuant to the Offer unless, in the case of termination by Marriott, Marriott's obligation to purchase Shares pursuant to the Offer shall not have been satisfied by reason of any failure of Marriott to fulfill its obligations hereunder; or (ii) a United States federal or state or Dutch court of competent jurisdiction or United States federal or state or Dutch governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final and nonappealable (provided, that the party seeking to terminate the Acquisition Agreement pursuant to this clause (ii) shall have used all commercially reasonable efforts to remove such injunction, order or decree); or (c) by action of the Board of Managing Directors of the Company on five days' prior written notice to Marriott if the Board of Managing Directors of the Company withdraws its approval or recommendation of the Offer or the Acquisition Agreement, by reason of an Alternative Transaction Proposal, and the Company pays to Marriott the fee described below under "Termination Fee; Expenses"; or (d) by action of the Board of Directors of Marriott, if the Board of Managing Directors of the Company shall not have issued, or shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner materially adverse to Marriott, its approval or recommendation of the Offer or the Acquisition Agreement or shall have recommended an Alternative Transaction Proposal to the stockholders of the Company, or shall have adopted any resolution to effect any of the foregoing. In the event of the termination of the Acquisition Agreement and the abandonment of the Acquisition pursuant to its terms, all future obligations and liabilities of the parties thereto shall terminate, except any obligations of the parties to pay fees and expenses described below under "Termination Fee; Expenses."

  Other Offers. Prior to consummation of the Offer, the Company agrees (a) that neither it nor any of its subsidiaries shall, nor shall it or any of its subsidiaries authorize or permit their respective officers, directors, employees, agents and representatives (including, without limitation, any investment banker, financial advisor, attorney, accountant, consultant or other advisor, agent, representative or expert retained by or acting on behalf of it or any of its subsidiaries) (collectively, "Representatives") to, directly or indirectly, initiate, solicit, negotiate, encourage, or provide confidential information to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to any of its stockholders) concerning, or that may reasonably be expected to lead to, an Alternative Transaction (any such proposal or offer being hereinafter referred to as an "Alternative Transaction Proposal"), and (b) that it will notify Marriott promptly if any such inquiries or proposals are received by, any information or documents is requested from, or any negotiations or discussions are sought to be initiated or continued with, the Company or any of its subsidiaries; provided, however, that (i) the foregoing shall not prohibit the Board of Managing Directors from, to the extent applicable, complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Alternative Transaction Proposal and (ii) the Company and its subsidiaries and Representatives may furnish confidential information to and participate in negotiations with a person making or proposing to make an Alternative Transaction Proposal if (x) the Company's Board of Managing Directors is advised by one or more of its financial advisors that such person has the financial wherewithal to consummate an Alternative Transaction, (y) the Board of Managing Directors reasonably determines, after receiving advice from the Company's financial advisor, that such person has proposed an Alternative Transaction that involves consideration to the Company's stockholders that is superior to the consideration provided for under the Acquisition Agreement and
(z) based upon the advice of counsel to such effect, the Company's Board of Managing Directors determines in good faith that it is necessary so to furnish information and/or negotiate in order to comply with its fiduciary duty to stockholders of the Company. The Company agreed that prior to furnishing any such information to, or entering into any discussions or negotiations with, any person or entity concerning an Alternative Transaction Proposal, the Company shall (i) receive from such person or entity an executed confidentiality agreement in customary form on terms not less favorable to the Company than the confidentiality provisions contained in the Confidentiality Agreement (as defined herein), providing for confidentiality of information furnished by the Company to Marriott and its Representatives in connection with the transactions contemplated hereby, and (ii) provide written notice to Marriott to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity. The Company shall provide Marriott with a summary of the terms of any Alternative Transaction Proposal received by the Company, or its subsidiaries or Representatives. For purposes of the Acquisition Agreement, "Alternative Transaction" shall mean any of the following involving the Company or any of its subsidiaries: (i) any merger, consolidation, Buy-Out, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of the Company and its subsidiaries, determined on a consolidated basis in accordance with United States generally accepted accounting principles ("GAAP"); (iii) any tender offer, exchange offer or other offer for 20% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith;
(iv) the acquisition by any person or entity of beneficial ownership or the right to acquire beneficial ownership of, or the formation or existence of any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the then outstanding shares of capital stock of the Company; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement or commitment to engage in any of the foregoing.

  Termination Fee; Expenses. Pursuant to the Acquisition Agreement, in the event that any person shall have made an Alternative Transaction Proposal for the Company and the Acquisition Agreement is terminated by either party, or in the event that the Acquisition Agreement is otherwise terminated under Section 7.1(d) thereof (as described above in clause (d) under "Termination"), the Company shall pay Marriott a fee of $27,500,000 and reimburse Marriott for its documented out-of-pocket expenses in connection with the transactions contemplated by the Acquisition Agreement not exceeding $1,000,000.

  Except as specifically provided in the Acquisition Agreement, each party shall bear its own respective expenses incurred in connection with the Acquisition Agreement and the Offer, including the preparation, execution and performance of the Acquisition Agreement and the transactions contemplated thereby, and all fees and expenses of investment bankers, finders, brokers, agents, representatives, counsel and accountants.

  Interim Agreements of Marriott and the Company. Except as contemplated by the Acquisition Agreement, the Company has covenanted and agreed that, during the period from the date of the Acquisition Agreement to the consummation of the Offer, unless Marriott has consented in writing thereto, the Company shall, and shall cause each of its subsidiaries to: (a) conduct its business and operations only in the ordinary course of business consistent with past practice; (b) use all reasonable efforts to preserve intact the business organizations, goodwill, rights, licenses, permits and franchises of the Company and its subsidiaries and maintain their existing relationships with customers, suppliers and other persons having business dealings with them; (c) use its commercially reasonable efforts to keep in full force and effect adequate insurance overages and maintain and keep its properties and assets in good repair, working order and condition, normal wear and tear excepted; (d) not amend or modify its respective articles or certificate of incorporation, by-laws, partnership agreement or other charter or organization documents; (e) not authorize for issuance, issue, sell, grant, deliver, pledge or encumber or agree or commit to issue, sell, grant, deliver, pledge or encumber any shares of any class or series of capital stock of the Company or any of its subsidiaries or any other equity or voting security or equity or voting interest in the Company or any of its subsidiaries, any securities convertible into or exercisable or exchangeable for any such shares, securities or interests, or any options, warrants, calls, commitments, subscriptions or rights to purchase or acquire any such shares, securities or interests (other than issuances of Shares upon exercise of Stock Options (as defined below) granted prior to the date of the Acquisition Agreement to directors, officers, employees and consultants of the Company in accordance with the company stock plan as currently in effect); (f) not (A) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, (B) in solely the case of the Company, declare, set aside or pay any dividends on, or make other distributions in respect of, any of the Company's capital stock, or (C) repurchase, redeem or otherwise acquire, or agree or commit to repurchase, redeem or otherwise acquire, any shares of capital stock or other equity or debt securities or equity interests of the Company or any of its subsidiaries; (g) not amend or otherwise modify the terms of any Stock Options or the Company stock plan the effect of which shall be to make such terms more favorable to the holders thereof or persons eligible for participation therein; (h) other than regularly scheduled seniority increases in the ordinary course of business consistent with past practice, not increase the compensation payable or to become payable to any directors, officers or employees of the Company or any of its subsidiaries, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director or officer of the

Company or any of its subsidiaries, or establish, adopt, enter into or amend in any material respect or take action to accelerate any material rights or benefits under any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of the Company of any of its subsidiaries; (i) not acquire or agree to acquire (including, without limitation, by merger, consolidation, or acquisition of stock, equity securities or interests, or assets) any corporation, partnership, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets of any other person outside the ordinary course of business consistent with past practice or any interest in any real properties (whether or not in the ordinary course of business); (j) not incur, assume or guarantee any indebtedness for borrowed money (including draw-downs on letters or lines of credit) or issue or sell any notes, bonds, debentures, debt instruments, evidences of indebtedness or other debt securities of the Company or any of its subsidiaries or any options, warrants or rights to purchase or acquire any of the same, except for (A) renewals of existing bonds and letters of credit in the ordinary course of business not to exceed $10,000,000 and (B) advances, loans or other indebtedness in the ordinary course of business consistent with past practice in an aggregate amount not to exceed $5,000,000; (k) not sell, lease, license, encumber or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any material properties or assets of the Company or any of its subsidiaries; (l) not authorize or make any capital expenditures (including by lease) in excess of $5,000,000 in the aggregate for the Company and all of its subsidiaries; (m) not make any material change in any of its accounting or financial reporting (including tax accounting and reporting) methods, principles or practices, except as may be required by GAAP; (n) not make any material tax election or settle or compromise any material United States, Dutch or foreign tax liability; (o) except in the ordinary course of business consistent with past practice, not amend, modify or terminate specified contracts or waive, release or assign any material rights or claims thereunder; (p) not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries; (q) not take any action that would, or would be reasonably likely to, result in any of the representations and warranties set forth in the Acquisition Agreement not being true and correct in any material respect or any of the conditions to the Offer not being satisfied; and (r) not agree or commit in writing or otherwise to do (or, in the case of clauses (a) through (c), to do anything inconsistent with) any of the foregoing.

  Board of Managing Directors. The Acquisition Agreement provides that in the event that Marriott purchases and pays for at least a majority of the outstanding Shares, the Company shall promptly take all actions necessary and available (including, if requested by Marriott, calling a general meeting of the holders of Shares) to cause the Company's Board of Managing Directors to consist solely of persons designated by Marriott.

  Company Stock Options. Upon the consummation of the Offer, all outstanding options and other rights to acquire shares under any stock option or purchase plan, program or similar arrangement (each, as amended, an "Option Plan" and such options and other rights, "Stock Options") of the Company, shall vest in full and Marriott shall pay to the holder of each outstanding Stock Option an amount equal to the difference between the Offer Price and the exercise price of each such Stock Option, unless Marriott and the pertinent holder agree otherwise in writing. Such amount shall be paid by Marriott in cash. If and to the extent required by the terms of the Option Plans or the terms of any Stock Option granted thereunder, the Company shall use its best efforts to obtain the consent of each holder of outstanding Stock Options to the foregoing treatment of such Stock Options and to take any other action necessary to effectuate the foregoing provisions.

  Except as otherwise agreed to by the parties and to the extent permitted by the Option Plans, the Option Plans of the Company shall terminate as of the Closing Date and any rights under any provisions in any other plan, program or arrangement providing for the issuance or grant by the Company of any interest in respect of the capital stock of the Company shall be canceled as of the Closing Date.

  Employee Benefits. Marriott acknowledges that the Company is bound by the employee severance plans applicable to employees of the Company, and Marriott agrees to cause the Company to perform the terms thereof. The Company agrees, prior to consummation of the Offer, that it shall, or shall cause one of its subsidiaries to, take such action as is necessary to avoid the requirement under the Renaissance Hotels Executive Supplemental 401(k) Plan and Renaissance Hotels Deferred Incentive Plan (together, the "Plans") that, upon a change in control of the Company or one of its subsidiaries, the liabilities under the Plans be funded through an irrevocable trust. Effective as of the consummation of the Offer, Marriott shall assume the Company's and any of the Company's subsidiaries, liabilities and obligations under the Plans, except for the obligation to establish an irrevocable trust to fund the liabilities. The Company and Marriott agree that employees of the Company or any of its subsidiaries who participate in the Plans shall be fully vested in their accrued benefits under the Plans as of the Closing Date. Marriott shall use its best efforts to ensure that the intended timing of distributions under the Plans and the intended tax consequences to participants in the Plans shall be maintained on and after the consummation of the Offer, except to the extent modified by written agreement between Marriott and such participants.

  Agreements Regarding Buy-Out. Pursuant to the Acquisition Agreement, at the request of Marriott, the Company will (i) inform Marriott of the fact that Marriott and/or one or more of its affiliates jointly holds 95% or more of the issued share capital in the Company, as soon as the Company has become aware of that fact; (ii) provide Marriott with extracts from and/or copies of the stockholders' register of the Company if so required by Marriott; and (iii) provide Marriott and/or any auditor instructed by Marriott with such information regarding the Company in order for Marriott and/or such auditor to be in a position to establish the value or price of a share in the issued capital of the Company for the purposes of proceedings pursuant to Section 2:92a of the Dutch Civil Code (the "DCC").

  Indemnification. From and after the consummation of the Offer, Marriott shall, and shall cause the Company to, indemnify and hold harmless each person who was on February 17, 1997, or was at any time prior thereto, an officer or director of the Company or any of its subsidiaries (the "Indemnified Parties") against any losses, claims, damages, judgments, settlements, liabilities, costs or expenses (including without limitation reasonable attorneys' fees and out-of-pocket expenses) incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such occurring at or prior to the consummation of the Offer (including, without limitation, in connection with the transactions contemplated by the Acquisition Agreement), to the fullest extent that the Company or such subsidiaries would have been permitted, under applicable law and the articles of incorporation or by-laws of the Company or the organizational documents of such subsidiaries each as in effect on the date of the Acquisition Agreement, to indemnify such person (and Marriott or the Company shall also advance expenses as incurred to the fullest extent permitted under applicable law upon receipt from the Indemnified Party to whom expenses are advanced of a written undertaking to repay such advances). Marriott and the Company shall pay all expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing this provision. If the foregoing indemnity is not available with respect to any Indemnified Party, then Marriott and the Company, on the one hand, and the Indemnified Party, on the other hand, shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

  The Acquisition Agreement provides that from and after the Closing Date until the sixth anniversary thereof, Marriott shall cause the Company to maintain directors' and officers' liability insurance covering the Indemnified Parties who are covered, in their capacities as directors and officers of the Company, by the existing directors' and officers' liability insurance of the Company in force on the date of the Acquisition Agreement, with respect to losses or claims arising out of acts or omissions, or alleged acts or omissions, by them in their capacities as such occurring at or prior to the Closing Date, and upon terms no less favorable to the Indemnified Parties than such existing directors' and officers' liability insurance; provided, however, that the Company shall not be required in order to maintain or procure such coverage to pay an annual premium in excess of 150% of the current annual premium paid by the Company for its existing coverage, and that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of such limit, the Company shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to such limit.

  Representations and Warranties. The Acquisition Agreement contains various customary representations and warranties of the parties including representations by the Company (which will not survive the Closing Date) relating to, among other things, (i) due organization, (ii) capitalization,
(iii) subsidiaries, (iv) authority relative to the Acquisition Agreement, (v) absence of conflicts with other obligations,
(vi) consents and approvals, (vii) filings with the Commission, (viii) undisclosed liabilities, (ix) absence of certain changes concerning the Company's business, (x) litigation, (xi) compliance with laws, (xii) employee benefit plans, (xiii) labor matters, (xiv) tax matters, (xv) properties of the Company and its subsidiaries, (xvi) environmental matters, (xvii) material contracts and commitments, (xviii) intangible property, (xix) opinion of the Company's financial advisor and (xx) brokers.

  Reasonable Efforts; Consents and Certain Arrangements. Each of the parties to the Acquisition Agreement agrees to use all commercially reasonable good faith efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, and consult and fully cooperate with and provide reasonable assistance to each other party to the Acquisition Agreement and their respective Representatives in order, to consummate and make effective the transactions contemplated by the Acquisition Agreement as promptly as practicable, including, without limitation, (i) using all commercially reasonable good faith efforts to make all filings, applications, notifications, reports, submissions and registrations with, and to obtain all consents, approvals, authorizations or permits of, governmental entities or other persons or entities as are necessary for the consummation of the Offer and the other transactions contemplated by the Acquisition Agreement (including, without limitation, pursuant to the HSR Act, the Securities Act of 1933, as amended, the Exchange Act, Blue Sky Laws and other applicable laws and regulations in effect in the United States, The Netherlands or any other jurisdiction), and (ii) taking such actions and doing such things as any other party to the Acquisition Agreement may reasonably request in order to cause any of the conditions to the Offer described under "Conditions to Offer" to be fully satisfied. Prior to making any application to or filing with any governmental entity or other person or entity in connection with the Acquisition Agreement, the Company, on the one hand, and Marriott, on the other hand, shall provide the other with drafts thereof and afford the other a reasonable opportunity to comment on such drafts.

  Without limiting the generality of the foregoing, each of Marriott and the Company has agreed to cooperate and use all commercially reasonable efforts to vigorously contest and resist any action, suit, proceeding or claim, and to have vacated, lifted, reversed or overturned any injunction, order, judgment or decree (whether temporary, preliminary or permanent), that delays, prevents or otherwise restricts the consummation of the Offer or any other transaction contemplated by the Acquisition Agreement, and to take any and all actions (including, without limitation, the disposition of assets, divestiture of businesses, or the withdrawal from doing business in particular jurisdictions) as may be required by governmental entities as a condition to the granting of any such necessary approvals or as may be required to avoid, vacate, lift, reverse or overturn any injunction, order, judgment, decree or regulatory action (provided, however, that in no event shall any party to the Acquisition Agreement take, or be required to take, any action that could reasonably be expected to have a material adverse effect on the business, operations, prospects, properties, financial condition or results of operations of the Company and its subsidiaries, taken as a whole (a "Company Material Adverse Effect"), or that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the business, operations, properties, financial condition or results of operations of Marriott and its subsidiaries, taken as a whole (a "Marriott Material Adverse Effect")).

  Amendment. The Acquisition Agreement may be amended by action taken by the parties' respective boards of directors, at any time by an instrument in writing signed on behalf of each of the parties thereto.

  3. SHAREHOLDER AGREEMENT

  On February 17, 1997, Diamant Hotel Investments N.V. ("Diamant") and Marriott entered into a Shareholder Agreement (the "Shareholder Agreement"), a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference. The following summary is qualified in its entirety by reference to the full text of the Shareholder Agreement. Diamant is the record and beneficial owner of, and has the sole right to vote and dispose of, 16,368,000 Shares or approximately 54% of the outstanding Shares. Diamant's obligations under the Shareholder Agreement are unconditionally guaranteed by New World Hotels (Holdings) Limited, a Hong Kong corporation ("NWHH"), which is the sole stockholder of Diamant.

  Pursuant to the Shareholder Agreement, Diamant agreed that: (i) it will tender all of its Shares in the Offer; (ii) neither it nor its representatives will, directly or indirectly, initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Alternative Transaction or any inquiry with respect thereto, or in the event of an unsolicited Alternative Transaction Proposal, engage in negotiations or discussions with, or provide any information or data to, any person (other than Marriott, any of its affiliates or representatives) relating to any Alternative Transaction; (iii) it will not, except pursuant to the Acquisition Agreement or the Shareholder Agreement, sell, transfer, pledge, hypothecate, encumber, assign or otherwise dispose of (or enter into an agreement to do the foregoing) any of its Shares; and (iv) it will not grant any proxies, deposit any Shares into a voting trust or enter into any voting agreement with to any Shares.

  Diamant further agreed that, during the term of the Shareholder Agreement, at any meeting of the Company's stockholders, or in connection with any written consent of the Company's stockholders, to vote all of its Shares; (i) in favor of the Offer, the execution and delivery by the Company of the Acquisition Agreement and the approval and acceptance of the Offer and the terms thereof and each of the other actions contemplated by the Acquisition Agreement and the Shareholder Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Acquisition Agreement or of Diamant under the Shareholder Agreement or (B) impede, interfere with, delay, postpone, or adversely affect the Offer or the transactions contemplated thereby; and (iii) except as otherwise agreed to in writing in advance by Marriott, against the following actions (other than the Offer and the transactions contemplated by the Acquisition Agreement and the Shareholder Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries (including any Alternative Transaction); (B) any sale, lease or transfer of a substantial portion of the assets or business of the Company or its subsidiaries, or reorganization, restructuring, recapitalization, special dividend, dissolution or liquidation of the Company or its subsidiaries; or (C) any change in the present capitalization of the Company including any proposal to sell any equity interest in the Company or its subsidiaries.

  The Shareholder Agreement also provides for the grant by Diamant to Marriott of an exclusive and irrevocable option (the "Option") to purchase all of Diamant's Shares at a exercise price of $30.00 per Share. Under the Shareholder Agreement, the Option may be exercised by Marriott at any time during the period from and after the occurrence of a Trigger Event (as defined below) and prior to the six-month anniversary of such Trigger Event. A "Trigger Event" is defined in the Shareholder Agreement as any termination of the Acquisition Agreement (i) under the circumstances described in clauses (c) or (d) under "The Acquisition Agreement--Termination," or (ii) so long as Marriott has not materially breached the Acquisition Agreement or the Shareholder Agreement, under the circumstances described in clause (b)(i)(y) under "The Acquisition Agreement--Termination" if at the expiration or termination of the Offer there is pending or outstanding an Alternative Transaction Proposal.

  4. CONFIDENTIALITY AGREEMENT

  Marriott and the Company entered into a confidentiality agreement dated January 10, 1997 (the "Confidentiality Agreement"), a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference. Pursuant to the Confidentiality Agrement, Marriott agreed, among other things, that it and its representatives would keep confidential certain information (the "Information") furnished to it by the Company and use the Information solely for the purpose of evaluating a business combination, restructuring, sale or other transactions (an "Acquisition Transaction") involving Marriott and the Company.

  The Confidentiality Agreement contains a "standstill provision" which provides that until July 10, 1998, neither Marriott nor any of its affiliates will, without the prior written consent of the Company and its Board of Managing Directors: (i) in any manner, acquire, attempt to acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company or any subsidiary thereof, or any assets of the Company or any subsidiary or division thereof; (ii) make or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company; (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or its securities or assets; (iv) form, join or in any way participate in a "group" (as defined in Section 13(d)(3) of the Exchange Act) in connection with any of the foregoing; (v) advise, assist or encourage any other person in connection with any of the foregoing; or (vi) take any action which might require the Company to make a public announcement regarding the possibility of a business combination or merger or other Acquisition Transaction.

  ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation. At a meeting held on February 16, 1997, the Company's Board of Managing Directors unanimously (i) determined that the Offer is fair to, and in the best interests of, the Company's stockholders, (ii) approved the Acquisition Agreement and the transactions contemplated thereby, including the Offer and (iii) recommended that the stockholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer. This recommendation is based in part upon the opinion of Morgan Stanley & Co. Incorporated ("Morgan Stanley") that the per Share consideration to be received by the Company's stockholders in the Offer is fair to such stockholders from a financial point of view. The full text of the Morgan Stanley fairness opinion is attached hereto as Annex A and should be read in its entirety.

  A letter to the Company's stockholders communicating the Board's recommendations and a press release announcing the Offer and the Acquisition Agreement are filed herewith as Exhibits 8 and 9, respectively, and are incorporated herein by reference.

  (b) Background. In November 1996, representatives of Morgan Stanley made presentations to Henry Cheng Kar Shun, Chairman of the Company's Board of Managing Directors, regarding the state of the lodging industry specifically and the environment for mergers and acquisitions generally. Although the Company had not yet formally retained Morgan Stanley as a financial advisor, Dr. Cheng authorized Morgan Stanley to ascertain potential interest in a transaction with Renaissance.

  From November 27, 1996 through December 10, 1996, representatives of Morgan Stanley had preliminary conversations with two parties, including Doubletree, regarding a possible transaction with the Company. Morgan Stanley subsequently arranged for a meeting in Hong Kong between representatives of Doubletree and representatives of the Company, including Dr. Cheng.

  On December 29, 1996 and December 30, 1996, Dr. Cheng met in Hong Kong with Richard J. Ferris and Peter V. Ueberroth, Co-Chairmen of Doubletree, together with representatives of Morgan Stanley, to examine the potential for a transaction and to analyze the effects of a combination of the two companies. At these meetings, Messrs. Ferris and Ueberroth outlined the proposed terms of an acquisition of the Company by Doubletree. Dr. Cheng and Messrs. Ferris and Ueberroth then negotiated the proposed terms.

  On December 30, 1996, the parties reached an agreement in principle as to the principal terms of such an acquisition, including a price of $25.30 per Share payable in cash and Doubletree common stock and a $50 million mutual termination fee, subject to approval by the respective boards of directors of the Company and Doubletree, mutual due diligence and the preparation and negotiation of definitive documentation.

  On December 31, 1996, in response to unusual trading activity in both Doubletree's and Renaissance's stock, Doubletree and Renaissance issued a press release announcing the proposed acquisition. On January 2, 1997, due to certain press reports characterizing the proposed acquisition as a definitive transaction, the Company issued a supplemental press release reiterating that the agreement in principle was subject to certain conditions including approval of the Company's Board of Managing Directors.

  Between January 1, 1997 and January 4, 1997, members of the Company's Board of Managing Directors, including the directors who are not employees of the Company or affiliated with or employed by any New World Group Members (the "independent directors"), discussed by telephone conferences the terms of the proposed transaction and conferred with the Company's legal and financial advisors. The independent directors, with the consent of the Company's Board of Managing Directors, retained independent counsel to assist in their review of the proposed transaction.

  On January 4, 1997, the Company's Board of Managing Directors, together with its financial and legal advisors and counsel for the independent directors, met in New York City, with the Hong Kong resident directors attending by tele-video conference. At the meeting, Morgan Stanley presented the Board with an overview of the lodging industry in general and the stock price performance of the Company's common stock since its initial public offering in September 1995, reviewed various valuation analyses with respect to the Company and the terms of the proposed transaction with Doubletree. Following the presentation, the Board reviewed the proposed transaction in detail and authorized legal counsel to negotiate the terms of a letter of intent.

  On January 4, 1997 and January 5, 1997, pursuant to the Board's direction, legal counsel for the Company negotiated the terms of a letter of intent with representatives and legal counsel for Doubletree. As a result of such negotiation, Doubletree increased the proposed acquisition consideration from $25.30 per Share to $26.30 per Share and the parties agreed to decrease the mutual termination fee to $15 million.

  On January 5, 1997, the Company, Diamant, NWHH and Doubletree entered into a non-binding letter of intent (the "Letter of Intent") pursuant to which Doubletree proposed to purchase all of the outstanding Shares for an aggregate per Share consideration of $8.00 in cash and 0.4342 shares of Doubletree's common stock, subject to adjustment if the average closing price of Doubletree's common stock for the five trading days prior to the closing date is less than $40.3875 or greater than $49.3625. Under the terms of the Letter of Intent, Renaissance agreed that if Renaissance or Diamant or NWHH entered into a merger or acquisition agreement with a party other than Doubletree for a consideration greater than $26.30 per Share within 120 days, Renaissance would pay Doubletree a termination fee of $15 million. The Letter of Intent also provided that if Doubletree failed to sign a definitive agreement with Renaissance within 45 days for any reason (unless Doubletree shall have offered to enter into a definitive agreement containing no terms other than those set forth in the Letter of Intent and such other terms as shall not have been objected to by the Company), Doubletree would pay Renaissance a fee of $15 million. Under the terms of the Letter of Intent, Renaissance was not permitted to solicit from third parties any inquiries, proposals or offers with respect to the sale of Renaissance, but was not restricted from entering into discussions or negotiations with or providing information to third parties in response to unsolicited proposals or offers.

  On January 6, 1997, the Company and Doubletree issued a joint press release announcing the signing of the Letter of Intent and the terms thereof.

  On January 7, 1997 and January 10, 1997, the Compensation Committee of the Company's Board of Managing Directors held special meetings to discuss the need to provide for continuity of management in light of the proposed transaction, including adequate change of control mechanisms and severance benefit levels. After discussions, the Board adopted the termination of employment and change of control arrangements described in Item 3(b).

  From January 6, 1997 through January 17, 1997, Morgan Stanley received inquiries from several other lodging industry companies regarding a possible transaction with the Company, including a written expression of interest from Marriott on January 9, 1997. Marriott executed a confidentiality agreement with the Company on January 10, 1997, a copy of which is attached as Exhibit 4 hereto. Four other interested companies entered into confidentiality agreements with the Company during this period.

  Between January 9, 1997 and January 20, 1997, subject to the terms of the confidentiality agreements, Morgan Stanley provided the interested parties information packages containing certain summary financial and other information regarding the Company and its operations.

  Between January 7, 1997 and February 12, 1997, Doubletree and four of the five companies which entered into confidentiality agreements, including Marriott, and their respective legal and financial advisors conducted extensive due diligence and document reviews of the Company at separate data room facilities specially organized by the Company in Cleveland, Ohio, as well as interviews with members of senior management of the Company.

  During the period from January 16, 1997 through January 30, 1997, meetings were arranged in Hong Kong between the representatives of each of four interested companies (other than Doubletree) and Dr. Cheng, other senior executives of the Company and the Company's financial advisor to review and discuss the parties' intentions and proposals with respect to transactions involving the Company, expected synergies from such transactions, business plans with respect to the operations of the Company and the interested parties' histories of hotel operating performance. On January 28, 1997, J. Willard Marriott, Jr., Chairman and Chief Executive Officer of Marriott, and other senior executives of Marriott met in Hong Kong with Dr. Cheng, other senior executives of the Company and the Company's financial advisor.

  From January 27, 1997 through February 11, 1997, the Company, its legal and financial advisors and accountants performed due diligence and document reviews with respect to three interested parties, including Doubletree, which indicated an intention to include stock in their proposed consideration for Renaissance.

  During the week of February 3, 1997, each of the interested companies (other than Doubletree), including Marriott, was requested by the Company's financial advisor to submit to the Company in writing by not later than February 11, 1997, their respective acquisition proposals and comments on a draft of a proposed acquisition agreement supplied by the Company's counsel.

  From February 7, 1997 through February 9, 1997, representatives of each of the interested companies (other than Doubletree) met, at the Company's invitation, in Beaver Creek, Colorado, with Dr. Cheng, members of senior management of the Company and the Company's legal and financial advisors to further discuss their intentions and proposals with respect to transactions involving the Company, expected synergies from such transactions, business plans with respect to the ongoing operations of the Company and their respective history of hotel operating performance.

  On February 11, 1997, Marriott submitted a written proposal to acquire all of the outstanding Shares at a price per Share of $28.00 in cash. Another written proposal was submitted by one other interested party on February 12, 1997 which provided for the acquisition of such third party by the Company in consideration of the issuance of shares of common stock of the Company.

  On February 13, 1997, Morgan Stanley contacted Richard Ferris of Doubletree to inquire as to Doubletree's intention to submit a revised proposal. Mr. Ferris indicated that it was Doubletree's intention to submit a revised proposal after Doubletree's Board of Directors meeting scheduled for February 14, 1997.

  In the evening of February 13, 1997 and in the afternoon of February 14, 1997, Dr. Cheng, other representatives of the Company and the Company's legal and financial advisors met with Arne Sorenson, Senior Vice President, Business Development of Marriott, in Palm Springs, California to review Marriott's proposal and to have further discussions with respect to Marriott's future plans for the Company. On the evening of February 14, 1997, representatives of the Company and its legal counsel met with representatives of Marriott and its legal advisors to commence negotiations on the terms of the Acquisition Agreement and the Shareholder Agreement.

  At midday on February 15, 1997, Morgan Stanley received an increased offer from Doubletree which provided for an aggregate per Share consideration of $8.00 in cash and 0.4834 shares of Doubletree's common stock, subject to adjustment, for a total per Share consideration ranging from $27.64 to $29.80 depending on the average trading price of Doubletree's stock for a period prior to closing. The exchange ratio of 0.4834 shares would be subject to upward adjustment to maintain the minimum value of $27.64 per Share if Doubletree's average trading price fell below $40.625 per Doubletree share; provided that the ratio would remain fixed at 0.5433 shares of Doubletree stock for each Share if Doubletree's average trading price was less than $36.15 per Doubletree share. The exchange ratio would be subject to downward adjustment to maintain the maximum value of $29.80 per Share if Doubletree's average trading price increased above $45.10 per Doubletree share. If Doubletree's average trading price was less than $30.00 or greater than $50.00 per share, either party would have had the right to terminate the agreement.

  In the afternoon of February 15, 1997, the Company's Board of Managing Directors held a special meeting in Los Angeles, California, to review, with the advice and assistance of the Company's financial and legal advisors, the terms and conditions of the various offers, including the Marriott and Doubletree offers. Morgan Stanley made a presentation to the Board which included a report on the history and the current status of the various offers, a description of the offers as well as an analysis of the valuation of such offers other than an analysis of the increased offer that had been made that day by Doubletree. Following such presentation, the Company's legal counsel summarized for the Board the terms of the various proposals and acquisition agreements, explained the differences in the legal structure, timing and conditions to the bidders' obligations to consummate the transaction and discussed the legal due diligence reviews conducted with respect to the bidders whose proposals included stock. In the evening, the Board adjourned its meeting to the following day.

  During the morning of February 16, 1997, Dr. Cheng met with Mr. Sorenson in Los Angeles, California, to further negotiate Marriott's proposal. Mr. Sorenson advised Dr. Cheng that he would seek authority to increase Marriott's offer and, thereafter, Mr. Sorenson delivered a letter to Dr. Cheng increasing Marriott's offer to $30.00 per Share in cash.

  At the reconvened meeting of the Board of Managing Directors on February 16, 1997, Morgan Stanley made a presentation to the Board of its analysis of Doubletree's increased offer that had been received the previous day and the increased Marriott offer was presented to the Board. After reviewing the terms of the increased Marriott offer and the increased Doubletree offer with its financial and legal advisors, the Board, subject to receipt of Morgan Stanley's written fairness opinion and finalization of the terms of the Acquisition Agreement, unanimously resolved to accept Marriott's increased offer. The Board determined that the Offer is fair to and in the best interests of the Company's stockholders, approved the proposed Acquisition Agreement substantially in the form that had been presented at the meeting on February 15, 1997 and the transactions contemplated thereby, including the Offer, and recommended that the stockholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer.

  Through the afternoon and evening of February 16, 1997, members of senior management of the Company and its legal advisors completed negotiations with members of senior management of Marriott and its legal advisors on the Acquisition Agreement and the Shareholder Agreement and resolved certain remaining open issues including the conditions to the Offer, certain representations and warranties of the Company and the terms of the Shareholder Agreement.

  On February 17, 1997, Morgan Stanley delivered its written fairness opinion to the Company, the Company and Marriott executed the Acquisition Agreement and Diamant and NWHH executed the Shareholder Agreement.

  On February 18, 1997, Marriott and the Company issued a joint press release announcing the transaction.

  Reasons for Recommendation. In reaching its conclusion to approve the Acquisition Agreement and the transactions contemplated thereby, including the Offer, and to unanimously recommend that the holders of Shares tender their Shares pursuant to the Offer, the Board of Managing Directors considered a number of factors, including the following:

    1. The Offer resulted from a comprehensive process that the Board believes was conducted in a manner calculated to result in the most attractive alternative available to the Company's stockholders. See "Background" above;

    2. The presentations of Morgan Stanley at the February 15, 1997 and February 16, 1997 meetings of the Board of Managing Directors and the written opinion of Morgan Stanley dated February 17, 1997 to the effect that, as of such date and based upon its review and analysis and subject to the limitations set forth therein, the consideration to be received by the holders of Shares pursuant to the Offer is fair from a financial point of view to such holders. A copy of the written opinion dated February 17, 1997 of Morgan Stanley, which accompanies this Schedule 14D-9, setting forth the assumptions made, factors considered and the scope of the review undertaken by Morgan Stanley, is attached hereto as Annex A, has been filed as Exhibit 10 hereto and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF MORGAN STANLEY CAREFULLY AND IN ITS ENTIRETY;

    3. The financial and other terms and conditions of the Offer and the Acquisition Agreement, including the fact that the Offer is structured as an immediate cash tender offer for all of the outstanding Shares, thereby enabling the stockholders of the Company to obtain cash for all of their Shares at the earliest possible time;

    4. Diamant, the owner of a majority of the Company's outstanding Shares, agreed to tender all of its Shares in the Offer, was prepared to support the Acquisition Agreement by entering into the Shareholder Agreement and would be treated equally with all other stockholders in the Offer;

    5. The financial strength of Marriot and that the Offer is not conditioned on the availability of financing; and

    6. Although the Board believes that the Offer presents the most attractive alternative available to the Company's stockholders, the Acquisition Agreement provides that if the Board should receive an unsolicited Alternative Transaction Proposal by a third party which it wishes to accept, the Board may, in the exercise of its fiduciary duties, terminate the Acquisition Agreement and recommend the Alternative Transaction.

  The Board of Managing Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Managing Directors viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to a letter agreement dated December 30, 1996 (the "Engagement Letter"), the Company retained Morgan Stanley to furnish financial advisory services with respect to a proposed merger or similar transaction. Pursuant to the terms of the Engagement Letter, the Company agreed to pay Morgan Stanley a fee of $5 million if and when control of 50% or more of the Shares changes hands. The Company also agreed to reimburse Morgan Stanley for its expenses incurred in connection with its engagement (including fees of outside counsel and other professional advisors), and to indemnify Morgan Stanley against certain liabilities and reasonable expenses related to, arising out of or in connection with the engagement of Morgan Stanley under the Engagement Letter, including liabilities under the federal securities laws.

  In the past, Morgan Stanley and its affiliates have underwritten the Company's initial public offering and debt offering and have received customary fees for the rendering of such services.

  In the ordinary course of its trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions for its own account or the accounts of customers, in debt or equity securities of the Company or any other company that may be involved in a transaction with the Company.

  Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations to stockholders of the Company on its behalf concerning the Offer or the Acquisition Agreement.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except as follows:
(i) the approval of the Acquisition Agreement as described above in Item 3(b); and (ii) the execution of the Shareholder Agreement by Diamant and NWHH described above in Item 3(b).

  (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates or subsidiaries owning Shares currently intend to tender all Shares beneficially owned by them pursuant to the Offer. See Item 3(b) above describing the terms of the Shareholder Agreement.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) and Item 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 1. Acquisition Agreement, dated as of February 17, 1997, by and between Marriott International, Inc. and Renaissance Hotel Group
             N.V.
 Exhibit 2. Pages 11-13 and 27-29 of the Company's Form 20-F for the fiscal year ended June 30, 1996.
 Exhibit 3.  Shareholder Agreement, dated as of February 17, 1997, by and among
             Marriott International, Inc., Diamant Hotel Investments N.V. and
             New World Hotels (Holdings) Limited.
 Exhibit 4.  Confidentiality Agreement, dated January 10, 1997, between
             Renaissance Hotel Group N.V. and Marriott International, Inc.
 Exhibit 5.  Form of Change of Control Agreements.
 Exhibit 6.  Form of the Renaissance Hotel Group N.V. Key Employee Severance
             Plan.
 Exhibit 7.  The Renaissance Hotel Group N.V. Executive Stay Bonus Plan.
 Exhibit 8.  Letter of the Board of Managing Directors of Renaissance Hotel
             Group N.V. addressed to the stockholders of Renaissance Hotel
             Group N.V., dated February 24, 1997.
 Exhibit 9.  Press Release dated February 18, 1997.
 Exhibit 10. Opinion of Morgan Stanley & Co. Incorporated to the Board of
             Managing Directors of Renaissance Hotel Group N.V., dated February
             17, 1997 (included as Annex A).

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 1997

                                          Renaissance Hotel Group N.V.


                                          By: /s/ Robert W. Olesen
                                             -------------------------------
                                              ROBERT W. OLESEN,
                                              Executive Managing Director,
                                              Executive Vice President and
                                              Chief Financial Officer

                                                                      ANNEX A


                       Morgan Stanley & Co. Incorporated
                                 1585 Broadway
                           New York, New York 10036
                                (212) 761-4000


                                              February 17, 1997

Board of Directors
Renaissance Hotel Group N.V.
c/o Renaissance Hotels International
17th Floor
New World Tower II
18 Queens's Road
Central, Hong Kong

Gentlemen:

We understand that Renaissance Hotel Group N.V. (the "Company") and Marriott International, Inc. (the "Buyer") are entering into an Acquisition Agreement dated as of February 17, 1997 (the "Acquisition Agreement"), which provides, among other things, for the commencement by the Buyer, or a subsidiary thereof, of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value NLG 0.01 per share (the "Common Stock"), of the Company. We also understand that Diamant Hotel Investments N.V., a Netherlands Antilles corporation (the "Shareholder"), and the Buyer are entering into a Shareholder Agreement dated as of February 17, 1997 (the "Shareholder Agreement"), in which the Shareholder agrees to tender (or to cause the record owner thereof to tender), pursuant to and in accordance with the terms of the Tender Offer, all owned shares. The Shareholder will receive the same per share consideration paid to other shareholders who have tendered their shares. The consideration to be offered to the shareholders of the Company in the Tender Offer is $30.00 per share in cash. The terms and conditions of the Tender Offer are more fully set forth in the Acquisition Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of Common Stock pursuant to the Tender Offer is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

     (i) reviewed and analyzed certain publicly available financial statements and other information of the Company including the Company's Annual Report on Form 20-F for the fiscal year ended June 30, 1996 and the Company's Quarterly Reports on Form 6-K for the quarters ended September 30, 1996 and December 31, 1996;

     (ii) analyzed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

     (iii) analyzed the fiscal year 1997 budget prepared by the management of the Company;

     (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

     (v)    reviewed the reported prices and trading activity for the Common
            Stock;

     (vi) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

     (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (viii) participated in discussions and negotiations among representatives of the Company and Buyer and certain other parties and their financial and legal advisors;

     (ix) reviewed the Acquisition Agreement, the Shareholder Agreement and certain related documents; and

     (x)    performed such other analyses as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial budgets, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets, but were allowed to respond to unsolicited proposals or offers, provide information and negotiate with parties, other than the Buyer, which expressed interest to us in the possible acquisition of the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have underwritten an initial public offering and debt offering for the Company and have received fees for the rendering of these services.

Based on the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Common Stock pursuant to the Tender Offer is fair from a financial point of view to such holders.




                              Very truly yours,

                              MORGAN STANLEY & CO. INCORPORATED



                              By:  /s/ William M. Lewis
                                   --------------------
                                   William M. Lewis
                                   Managing Director

                                                                        ANNEX B

            ADDITIONAL INFORMATION PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This information is being furnished in connection with the possible designation by Marriott, pursuant to the Acquisition Agreement, of persons to be elected as Managing Directors of the Company. Under the Acquisition Agreement, the Company agreed that, promptly upon the purchase of and payment for any Shares by Marriott or any other subsidiary of Marriott pursuant to the Offer which represent at least a majority of the outstanding Shares, it will take all actions necessary and available (including, if requested by Marriott, calling a general meeting of holders of Shares) to cause the Companys Board of Managing Directors to consist solely of persons designated by Marriott. Marriott has informed the Company that the individuals identified below are its nominees for the Board of Managing Directors of the Company.

  The Company is a foreign private issuer as defined at Rule 3b-4(c) promulgated under the Exchange Act. As such, pursuant to Rule 3a12-3(b) promulgated under the Exchange Act, the Company is exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act. Accordingly, the Company is not required to file an information statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

  Marriott has provided certain information to the Company with respect to the individuals that would be included in an information statement pursuant to
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The information set forth below concerning Marriott has been furnished to the Company by Marriott, and the Company assumes no responsibility for the accuracy or completeness of such information.

  None of the nominees or their associates is currently a director of, or holds any position with, the Company. The Company has been advised that, to the best knowledge of Marriott, none of the nominees or their associates (i) beneficially owns any equity securities of the Company, (ii) has been involved in any transactions with the Company, any of its subsidiaries or any of its directors or executive officers or (iii) has been involved in any legal proceedings or other matters that, in each case, are required to be disclosed pursuant to the rules and regulations of the Commission.

  The articles of incorporation of the Company require that the Board of Managing Directors have three or more members. Each of the following individuals has consented to serve as a Managing Director of the Company if appointed or elected. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals is set forth below. Each person is a citizen of the United States and the business address of such person is c/o Marriott International, Inc., 10400 Fernwood Road, Bethesda, Maryland 20817.

  Capitalized terms used but not defined in this Annex B have the meanings assigned to such terms in the Schedule 14D-9 to which this Annex B is attached.

                             AGE
                             ---
William J. Shaw               51 Mr. Shaw joined Marriott Corporation in 1974,
Executive Vice President of      was Corporate Controller in 1979 and a Vice
Marriot                          President in 1982. In 1985, he assumed
and President-Marriott           responsibility for Marriott Corporation's tax
Service Group                    department and risk management department and
                                 was elected Senior Vice President-Finance. In
                                 1986, Mr. Shaw was elected Senior Vice
                                 President-Finance and Treasurer of Marriott
                                 Corporation. He was elected Executive Vice
                                 President

                                 of Marriott Corporation and promoted to Chief
                                 Financial Officer in April 1988. In February
                                 1992, he was elected President of the
                                 Marriott Service Group, which now comprises
                                 Marriott's Contract Service Group. In October
                                 1993, effective as of the Distribution (as
                                 defined in the Offer to Purchase), he was
                                 named to his current position. Mr. Shaw is
                                 also Chairman of the Board of Host Marriott
                                 Services Corporation. Effective March 31,
                                 1997, Mr. Shaw will become President and
                                 Chief Operating Officer of Marriott.
Michael A. Stein              47 Mr. Stein joined Marriott Corporation in 1989
Executive Vice President         as Vice President, Finance and Chief
and Chief Financial Officer      Accounting Officer. In 1990, he assumed
of Marriott                      responsibility for Marriott Corporation's
                                 financial planning and analysis functions. In
                                 1991, he was elected Senior Vice President-
                                 Finance and Corporate Controller of Marriott
                                 Corporation and also assumed responsibility
                                 for Marriott Corporation's internal audit
                                 function. In October 1993, effective as of
                                 the Distribution, he was named Executive Vice
                                 President and Chief Financial Officer of
                                 Marriott. Prior to joining Marriott
                                 Corporation, Mr. Stein spent 18 years with
                                 Arthur Andersen LLP (formerly Arthur Andersen
                                 & Co.) where, since 1982, he was a partner.
William R. Tiefel             62 Mr. Tiefel joined Marriott Corporation in
Executive Vice President of      1961 and was named President of Marriott
Marriott                         Hotels, Resorts and Suites in 1988. Mr.
and President-Marriott           Tiefel previously served as a resident
Lodging Group                    manager and general manager at several
                                 Marriott Hotels prior to being appointed
                                 Regional Vice President and later Executive
                                 Vice President of Marriott Hotels, Resorts
                                 and Suites and Marriott Ownership Resorts.
                                 Mr. Tiefel was elected Executive Vice
                                 President of Marriott Corporation in November
                                 1989. In March 1992, Mr. Tiefel was elected
                                 President-Marriott Lodging Group and assumed
                                 responsibility for all of Marriott's lodging
                                 brands. In October 1993, effective as of the
                                 Distribution, he was named to his current
                                 position.

                                 EXHIBIT INDEX

EXHIBIT NO. DESCRIPTION

  1. Acquisition Agreement, dated as of February 17, 1997, by and between Marriott International, Inc. and Renaissance Hotel Group
        N.V.
  2. Pages 11-13 and 27-29 of the Company's Form 20-F for the fiscal year ended June 30, 1996.
  3. Shareholder Agreement, dated as of February 17, 1997, by and among Marriott International, Inc., Diamant Hotel Investments
        N.V. and New World Hotels (Holdings) Limited.
  4.    Confidentiality Agreement, dated January 10, 1997, between
        Renaissance Hotel Group N.V. and Marriott International, Inc.
  5.    Form of Change of Control Agreements.
  6.    Form of the Renaissance Hotel Group N.V. Key Employee Severance
        Plan.
  7.    The Renaissance Hotel Group N.V. Executive Stay Bonus Plan.
  8.    Letter of the Board of Managing Directors of Renaissance Hotel
        Group N.V. addressed to the stockholders of Renaissance Hotel
        Group N.V., dated February 24, 1997.
  9.    Press Release dated February 18, 1997.
 10.    Opinion of Morgan Stanley & Co. Incorporated to the Board of
        Managing Directors of Renaissance Hotel Group N.V., dated
        February 17, 1997 (included as Annex A).